QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.2

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        The ratio of earnings to combined fixed charges and preferred stock dividends is set forth below. The ratio of earnings to combined fixed charges and preferred stock dividends was calculated in the same manner as the ratio of earnings to fixed charges (by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges), except that accrued preferred stock dividends were included for each of the periods shown irrespective of whether or not such dividends were actually paid.

	Year Ended December 31,
						For the Three Months Ended March 31, 2004
	1999	2000	2001	2002	2003
	Unaudited (in thousands except ratios)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense	$42,947	$42,400	$33,204	$27,381	$23,388	$24,253
Preferred dividends	9,631	16,928	19,994	20,115	20,115	4,687
Preferred stock conversion charge	—	—	—	—	—	38,743

Total fixed charges and preferred dividends	$52,578	$59,328	$53,198	$47,496	$43,503	$67,683

Ratio of earnings to combined fixed charges and preferred stock dividends	1.2x	*	*	*	1.1x	*

*
Our earnings were insufficient to cover combined fixed charges and preferred stock dividends by $60,178, $35,582, $23,859 and $53,375 in 2000, 2001, 2002 and the three months ended March 31, 2004, respectively.

QuickLinks

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS